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                             1940 Act File No. 811-
     As filed with the Securities and Exchange Commission on March 21, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM N-8A


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


                        --------------------------------

Name:                  Navigator Securities Lending Trust


Address of Principal Business Office (No. & Street, City, State, Zip Code):

                                 Exchange Place
                                   25th Floor
                           Boston, Massachusetts 02109


Telephone Number (including area code):

                                 (617) 570-1160


Name and Address of Agent for Services of Process:

                         Raymond P. Boulanger, Secretary
                                 Exchange Place
                                   25th Floor
                           Boston, Massachusetts 02109



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The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:


                           YES  / /                   NO  /X/


Item 1.     Exact name of registrant.

                       Navigator Securities Lending Trust

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                          Massachusetts - June 15, 1995

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                                 Business Trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                               Management Company

Item 5.     If registrant is a management company:

            (a) state whether registrant is a "closed-end" company or an "open-end" company;

                                    Open-End

            (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                                   Diversified



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Item 6.     Name and address of each investment adviser of registrant.

                       State Street Bank and Trust Company
                       Two International Place
                       Boston, MA 02110

Item 7. If registrant is an investment company having a board of trustees, state the name and address of each officer and trustee of registrant.

            Officers:

                       Raymond P. Boulanger, Secretary
                       Philip H. Newman, Assistant Secretary

            The business address of each of Messrs. Boulanger and Newman is Goodwin, Procter & Hoar, LLP, Exchange Place, Boston, MA 02109-2881.

            Trustees:

                       Michael A. Jessee
                       One Financial Center, 20th Floor
                       Boston, MA 02110

                       George J. Sullivan, Jr.
                       260 Franklin Street
                       Boston, MA 02110

                       Peter Tufano
                       Graduate School of Business Administration
                       Harvard University
                       Boston, MA 02168

Item 8. If registrant is an unincorporated investment company not having a board of directors:

            (a)   state the name and address of each sponsor of registrant;

            (b) state the name and address of each officer and director of each sponsor of registrant;



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            (c)   state the name and address of each trustee and each custodian of registrant.

                                 NOT APPLICABLE

Item 9.     (a)   State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                       No

            (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                                 NOT APPLICABLE

            (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                                       No

            (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                       Yes

            (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                  Number of beneficial owners of registrant's outstanding securities:

                          One-Hundred Ninety-Nine (199)

                  Name of any company owning 10 percent or more of registrant's outstanding voting securities:

                                      None


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Item 10.     State the current value of registrant's total assets.

                                    $9,950.00

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                       No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                                 NOT APPLICABLE


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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 21st day of March, 1996.

ATTEST:                                 NAVIGATOR SECURITIES
                                        LENDING TRUST


By: /s/ Philip H. Newman                By: /s/ M. Bradley Jacobs
   --------------------------------        -----------------------------------
   Philip H. Newman                        M. Bradley Jacobs, Attorney-in-Fact
   Assistant Secretary





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